Exhibit 99.1

HEXO to Host Second Quarter 2023 Earnings Conference Call

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021

GATINEAU, Québec--(BUSINESS WIRE)--March 14, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, announced today that it will hold an audio only conference call on March 17, 2023, at 10 a.m. EDT, to review its financial results for the second fiscal quarter, ended January 31, 2023. The results will be released after market close on Thursday, March 16, 2023.

Following the prepared remarks, there will be a question-and-answer session. Charlie Bowman, President & Chief Executive Officer, and Julius Ivancsits, Chief Financial Officer, will be participating on the call.

Conference Call Details
Date: Friday, March 17, 2023
Time: 10 a.m. EDT
Participant Toll-Free Dial-In Number: +1 888-440-5584
Participant Toll Dial-In Number: +1 646-960-0457
Conference ID: 6142858

Please dial-in 15 minutes before the start of the conference to secure a line and avoid delays. This conference call will be recorded and available for replay two hours after the call's completion until April 11, 2023, at 11:59 p.m. EDT.

To listen to the replay, please use the dial-in number listed below and the conference ID:

Toll Free Dial-in Number: +1 800-770-2030
Toll Dial-in Number: +1 647-362-9199

About HEXO Corp.
HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest facilities in North America. HEXO Corp. is a publicly traded company under the tickers (TSX: HEXO) and (NASDAQ:HEXO).

Contacts

For media or investor inquiries:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com